January 8, 2008

Thomas Staples
Chief Financial Officer
Winthrop Realty Trust
7 Bulfinch Place
Suite 500
Boston, Massachusetts 02114

Re: Winthrop Realty Trust
        File No. 001-06249
        Form 10-K for Fiscal Year Ended
        December 31, 2006

Dear Mr. Staples:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                            Sincerely,

                                            Kevin Woody
                                            Accounting Branch Chief